UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 25049

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Axesstel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

05459T101

(CUSIP Number)

Roland A. Van der Meer

Fuse Capital

PO Box 1251

Menlo Park, CA 94026-1251

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05459T 10 1	13D	Page 2 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ComVen V, LLC (“ComVen V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 05459T 10 1	13D	Page 3 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ComVentures V, L.P. (“CV V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 05459T 10 1	13D	Page 4 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ComVentures V-B CEO Fund, L.P. (“CV V-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 05459T 10 1	13D	Page 5 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ComVentures V Entrepreneurs’ Fund, L.P. (“CV V Ent”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 05459T 10 1	13D	Page 6 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roland A. Van der Meer (“Van der Meer”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 05459T 10 1	13D	Page 7 of 8

BACKGROUND

This Amendment No. 3 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Axesstel, Inc., a Nevada corporation (the “Company”). This Amendment No. 3 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on December 5, 2005 and as amended by Amendment No. 1 filed on June 9, 2009 and by Amendment No. 2 filed on September 24, 2014 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment No. 3 is being filed by ComVen V, LLC, ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs’ Fund, L.P. and Roland A. Van der Meer. The aforementioned entities and individual are collectively referred to in this Amendment No. 3 as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 6815 Flanders Dr., Suite 210, San Diego, California 92121.

Item 2. Identity and Background

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)        The address of the principal business and principal office of each of the Reporting Persons is PO Box 1251, Menlo Park, California 94025-1251.

Item 5. Interest in Securities of the Company

Items 5(a), 5(b), 5(c) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)      Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(e)       The Reporting Persons ceased to be beneficial owners of 5% or more of the Company’s Common Stock on December 20, 2017.

CUSIP NO. 05459T 10 1	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

COMVEN V, LLC

By:	/s/ Roland A. Van der Meer
Name: Roland A. Van der Meer
Title: Managing Member

COMVENTURES V, L.P.

By:	ComVen V, LLC, its General Partner

By:	/s/ Roland A. Van der Meer
Name: Roland A. Van der Meer
Title: Managing Member

COMVENTURES V-B CEO FUND, L.P.

By:	ComVen V, LLC, its General Partner

By:	/s/ Roland A. Van der Meer
Name: Roland A. Van der Meer
Title: Managing Member

COMVENTURES V ENTREPRENEURS’ FUND, L.P.

By:	ComVen V, LLC, its General Partner

By:	/s/ Roland A. Van der Meer
Name: Roland A. Van der Meer
Title: Managing Member

/s/ Roland A. Van der Meer
ROLAND A. VAN DER MEER